Trulite, Inc.
3 Riverway, Ste. 1700
Houston, Texas 77056

August 7, 2006

Mr. Jonathan Godshall
5360 Spring Park
Houston, TX 77056

Dear Mr. Godshall:

Trulite, Inc., a Delaware corporation (“Trulite”), is pleased to offer you employment beginning July31, 2006, on the terms described below.

1.  Duties of Employee. You will serve as President and Chief Executive Officer of Trulite, with the duties and responsibilities customary to that position including management team build out and oversight, board involvement, fund raising, product development, market development and maintaining the financial health of the Company. This position reports to the Board of Directors of Trulite. You will be required to perform faithfully and diligently the services and functions relating to this position or otherwise reasonably incident to this position as may be designated from time to time by the Board of Directors of Trulite. You must devote time, attention, energies and business efforts to your duties as are reasonably necessary to carry out your duties. By signing this letter, you confirm that you are under no contractual or other legal obligations that would prohibit you from performing your duties with Trulite starting August 7, 2006.

2.  Location. You will initially work out of the Trulite offices located at Three Riverway, Suite 1050, Houston, Texas.

3.  Compensation and Employee Benefits. As compensation for the services rendered by you as described above, you shall be entitled to receive the following:

(a)  Salary. Your initial base salary will be paid at a rate equal to One Hundred Twenty Thousand and 00/100 Dollars ($120,000.00) per year and will be payable on Trulite’s regular payroll dates. After the current round of fundraising occurs, or by November 30, 2006, whichever occurs sooner, your salary will increase to a rate equal to Two Hundred Thousand and 00/100 Dollars ($200,000.00) per year and will be payable on Trulite’s regular payroll dates.

(b)  Benefits. As long as they are kept in force by Trulite, you shall be entitled to participate in and receive company benefits as set out in the Trulite Human Resource’s Guidelines. Trulite reserves the right to amend, modify or otherwise change the terms and conditions of such benefits upon notice to you.

(c)  Bonus. Within six (6) months of hire, you will be required to develop a cash incentive plan for yourself and other employees (the “Cash Incentive Plan”). You will establish performance goals applicable to the Cash Incentive Plan. After review by the Board of Directors, the Cash Incentive Plan will take effect on the date determined by the Board of Directors.

(d)  Vacation and Holidays. You will receive (i) a paid vacation of not less than two (2) weeks per year, and (ii) all standard holidays of Trulite, as determined by Trulite from time to time. Unused vacation days will not accrue and will not carry over from one year to the next. The time for such vacations shall be selected by you and approved by the Chairman of the Board of Trulite. Vacation eligibility shall be effective from the date of employment. Additional vacation time, but in no instance more than a total of four weeks in any year, may be granted by the Chairman of the Board after taking into consideration the requirements of the business.

(e)  Stock Consideration. Subject to approval by the Company’s Board of Directors, which approval shall not be unreasonably withheld, you will be granted an option to purchase 5 percent on a fully diluted basis (excluding warrants) of the shares of the Company’s Common Stock at the fair market value on the date the Board approves the option grant, which is 676,626 shares. Subject to Board approval, options will be granted at the time this offer letter is approved by the Board. Additional options for 5% of any new stock issued and any new options issued (excluding warrants and options issued to you) after the date of the first grant will be granted at the time that the currently anticipated round of financing is completed or by December 31, 2006, whichever is earlier. Vesting will be over a four year period: twenty five percent (25.0%) of the shares subject to any option will become exercisable on June 15, 2007; twenty five percent (25.0%) of the shares subject to any option will become exercisable June 15, 2008; twenty five percent (25.0%) of the shares subject to any option will become exercisable on June 15, 2009; and, twenty five percent (25.0%) of the shares subject to any option will become exercisable on June 15, 2010. Options will be exercisable for no more than seven years from the date of your employment with the Company. There will be an acceleration of vesting on change of control, merger, or buyout of the company.

4.  Term. The initial term of employment shall be for twelve (12) months beginning August 7, 2006. If Trulite elects not to renew your contract on the one year anniversary of employment, you will receive your base salary in effect at that time for a period of one hundred twenty (120) days as a severance package. Either you or Trulite may terminate your employment at any time and for any reason during the employment term. However, Paragraph 5 of this Agreement governs the terms and conditions that apply upon termination that occurs prior to the end of the one-year term.

5.  Termination. If the employment relationship is ended prior to the conclusion of the one-year term, the following terms and conditions apply:

(a)  Termination with Cause. In the event of termination for Cause (defined below) by Trulite, you will be entitled to receive the base salary then in effect for a period of one (1) month from the termination date. You shall also have ninety (90) days to exercise stock options vested if terminated for cause. A “Cause” event within this section means any of the following: (i) the wrongful appropriation for your own use or benefit of property or money entrusted to you by Trulite; (ii) your conviction for fraud, misappropriation or embezzlement, or any felony of moral turpitude; (iii) your continued willful disregard of your duties and responsibilities as determined in good faith by the Board of Directors and after written notice from the Chairman of the Board of such disregard and your failure to cure within thirty (30) days of such written notice; (iv) your continued violation of Trulite policy after written notice and failure to cure within thirty (30) days of such written notice (other than policies as to drug or alcohol abuse for which no notice and cure period shall be required); or (v) your material breach of any of the terms set out in this offer letter as determined in good faith by the Board of Directors and failure to cure such breach within thirty (30) days of written notice from the Chairman of the Board of such material breach. Trulite and you agree that “cause” and “for cause” shall not include: (x) any act or omission that was based upon (A) authority given pursuant to a resolution duly adopted by the Board, (B) instructions of the Chairman of the Board of Trulite or (C) the advice of counsel for Trulite, or (y) any act or omission that you believed in good faith to have been in the interest of the Company, without the intent on your part to gain therefrom, directly or indirectly, a personal profit or benefit to which you were not otherwise legally entitled.

(b)  Termination without Cause or Voluntary Resignation by You for Good Reason. Trulite may terminate without cause or you may voluntarily resign your position with Trulite for Good Reason (defined below), at any time on thirty (30) days advance written notice. Your employment will terminate at the end of the thirty (30) day period. In the event of such termination by Trulite or Good Reason resignation by you, you will be entitled to receive the base salary then in effect for a period of six (6) months from the termination date. Stock options previously granted and not yet exercised will continue to vest for twelve (12) months following such termination or Good Reason resignation per the appropriate vesting schedule. Options will expire if not exercised within twelve (12) months after such termination date. For purposes of this subsection (b), “Good Reason” shall mean circumstances in which: (i) Trulite’s material breach of any terms set out in this offer letter and failure of Trulite to cure such breach within thirty (30) days after receiving written notice from you of such breach; (ii) your base salary is reduced below your base salary in effect from time to time pursuant to this offer letter; (iii) any material adverse change in your fringe benefits, unless such change applies similarly to all participants of such fringe benefit plans/policies or applies equally to all similarly situated executives; (iv) your position and/or duties are materially modified or you no longer report to the Board of Directors.. If you are terminated without cause or voluntarily resign for Good Reason, you will be reimbursed for any and all relocation expenses.

(c)  Termination by You in Your Sole Discretion. You may voluntarily resign your employment in your sole discretion. In such case you shall, not less than sixty (60) days prior the last day of your employment (the “Effective Termination Date”), give the Board of Directors written notice your intention to terminate employment with Trulite. In the event you terminate your employment , (i) the only compensation to which you will be entitled will be payment of your base salary (then in effect) through the effective termination date, and (ii) stock options will continue to vest up to, and through, the Effective Termination Date.

6.  Confidentiality. You will be required, as a condition of your employment with Trulite, to strictly maintain the confidentiality of any confidential business matters pertaining to Trulite. You agree not to use any confidential information acquired during your employment for your own personal benefit or for the benefit of persons other than Trulite. You agree that your obligations under this paragraph shall continue in effect after termination of your employment, regardless of the reason or reasons for termination, and whether such termination is voluntary or involuntary on your part.

7.  Non-Compete Agreement. At the inception of your employment with Trulite, you will be required to sign a non-compete agreement related to the Trulite chemical hydride and fuel cell technology as it relates to current Trulite products which would remain in effect for twelve (12) months after termination of employment.

8.  No Conflicting Obligations. By accepting this offer, you represent and warrant that your acceptance of employment with Trulite does not and will not breach any agreement to keep in confidence any trade secrets or other confidential data, knowledge or information, which you previously acquired in trust or confidence. Trulite agrees that you may serve on the Board of Directors of up to two companies other than Trulite, including your current position on the Board of First Texas Holdings, as long as those companies do not compete with Trulite and as long as such duties do not materially interfere with your responsibilities in your position with Trulite.

9.  Withholding Taxes. All forms of compensation in this letter are subject to applicable withholding and payroll taxes.

10.  Choice of Law, Venue and Forum. This agreement, the entire relationship of the parties hereto, and any litigation between the parties (whether grounded in contract, tort, statute, law or equity) shall be governed by, construed in accordance with, and interpreted pursuant to the laws of the State of Texas, without giving effect to its choice of laws principles. Exclusive venue for any litigation between the parties hereto shall be in Harris County, Texas, and shall be brought in the State District Courts of Harris County, Texas, or in the United States District Court for the Southern District of Texas, Houston Division. The parties hereto waive any challenge to personal jurisdiction or venue (including without limitation a challenge based on inconvenience) in Harris County, Texas, and specifically consent to the jurisdiction of the State District Courts of Harris County and the United States District Court for the Southern District of Texas, Houston Division.

11.  Entire Agreement. This letter supersedes and replaces any prior understandings or agreements, whether oral, written or implied, between you and Trulite regarding the matters described in this letter.

12.  Invalid Provisions. Should any portion of this letter be adjudged or held to be invalid, unenforceable or void, such holding shall not have the effect or invalidating or voiding the remainder of this agreement and the parties hereby agree that the portion so held invalid, unenforceable or void shall, if possible, be deemed amended or reduced in scope, or otherwise be stricken from this letter to the extent required for the purposes of validity and enforcement thereof.

If you wish to accept this offer, please sign and date one of the enclosed copies of this letter and return to William J. Berger, Chairman of the Board of Trulite. As required by law, your employment with Trulite is also contingent upon your providing legal proof of your identity and authorization to work in the United States.

If you have any questions related to this offer of employment, please feel free to call me.

Sincerely, Trulite, Inc. (a Delaware Corporation)

By:	William J. Berger
William J. Berger, Chairman of the Board

I have read and accept this employment offer. I understand my start date is August 7, 2006. I understand that either I or Trulite may terminate the employment relationship at any time, subject to the terms of this offer letter.

/s/ Jonathan Godshall	8/7/2006
Jonathan Godshall	Effective Date